Exhibit 99.1

Pacific Premier Bancorp Announces Upcoming Investor Conferences

Irvine, Calif., March 6, 2017 -- Pacific Premier Bancorp, Inc. (NASDAQ: PPBI), the holding company of Pacific Premier Bank, announced today that Steven R. Gardner, Chairman, President and Chief Executive Officer, will participate in the Raymond James 38th Annual Institutional Investors Conference on March 7, 2017 in Orlando. On the same day, Ronald J. Nicolas Jr., Senior Executive Vice President and Chief Financial Officer, will participate in the Sandler O’Neill West Coast Financial Services Conference in San Diego. At both conferences, the executives from Pacific Premier Bancorp will hold a series of meetings with institutional investors.

A copy of the investor presentation to be used at the conferences can be accessed on the Presentations page in the Investor Relations section of the Company’s website at www.ppbi.com.

About Pacific Premier Bancorp, Inc.

Pacific Premier Bancorp, Inc. is the holding company for Pacific Premier Bank, one of the largest banks headquartered in Southern California with $4.0 billion in assets. Pacific Premier Bank is a business bank primarily focused on serving small and middle market businesses in the counties of Los Angeles, Riverside, San Bernardino and San Diego, California. Pacific Premier Bank offers a diverse range of lending products including commercial, commercial real estate, construction, and SBA loans, as well as specialty banking products for homeowners associations and franchise lending nationwide. Pacific Premier Bank serves its customers through its 15 full-service depository branches in Southern California located in the cities of Corona, Encinitas, Huntington Beach, Irvine, Los Alamitos, Murrieta, Newport Beach, Palm Desert, Palm Springs, Redlands, Riverside, San Bernardino, and San Diego.

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Contact:

Pacific Premier Bancorp, Inc.

Steven R. Gardner
Chairman, President and CEO
949-864-8000

Ronald J. Nicolas, Jr.
Senior Executive Vice President & CFO
949-864-8000